

February 27, 2012

Via E-mail
Brian T. Marley
Executive Vice President and Chief Financial Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217

> **Re:** **Belk, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed April 12, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2011**
> **Response dated February 7, 2012**
> **File No. 000-26207**

Dear Mr. Marley:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

1. We note your response to comment 1 and have the following comments.

   - We believe that the 2011 to 2013 Stretch Incentive Plan, or the SIP, is an equity incentive plan, as such term is defined in Item 402(a)(6)(iii) of Regulation S-K, because the awards under the SIP require settlement by issuance of your class B common stock. See FASB ASC Topic 718-10-15-3. You acknowledge this fact in the fourth paragraph of page 2 of your letter. We do not agree with your analysis that the SIP can begin as a non-equity incentive plan in fiscal 2011, when the SIP is implemented, and convert into an equity incentive plan in fiscal 2013, when the performance period under the SIP is completed. Please confirm to us your understanding that the SIP should be treated as an equity incentive plan during the entire period in which it is in effect.

- Please reorganize the "Elements of Executive Compensation" subsection to remove the implication that the SIP is not an equity incentive plan. For example, we note that you describe the SIP under the heading "Cash Incentive Awards" as opposed to describing the SIP under the heading "Equity Incentive Awards."

- Please disclose in the "Stock Awards" column of the Summary Compensation Table for fiscal year 2011 the fair value of the awards under the SIP. You should calculate the fair value as of the first day of the third quarter of fiscal year 2011, which is the service inception date of your named executive officers under the SIP. The calculation should assume the probable outcome of performance conditions. In a footnote to the Summary Compensation Table, please disclose the fair value at the service inception date assuming that the highest level of performance conditions will be achieved if an amount less than the maximum was included in the table. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K. We believe that substituting the service inception date for the grant date in reporting the fair value of the awards under the SIP is appropriate because this approach better reflects your compensation committee's adoption of, and your named executive officers' commencement of performance under, an equity incentive plan in fiscal year 2011. Furthermore, while the number shares to be issued under the SIP is unknown at the service inception date, the potential payouts under the SIP are known at the service inception date, and this information will allow you to determine the fair value of the awards under the SIP. For further guidance, please consider Question 119.24 of our Compliance and Disclosure Interpretations (Regulation S-K).

- Please confirm to us your understanding that you should disclose the threshold, target and maximum payouts under the SIP in the columns under the heading "Estimated Possible Payouts Under Equity Incentive Plan Awards" of the Grant of Plan-Based Awards table for fiscal year 2011, which is the year in which your named executive officers began performing their services under the SIP. Please also confirm to us your understanding that the fair value you reported for awards under the SIP in the Summary Compensation Table should also be reported in the "Grant Date Fair Value of Stock Awards" column of the Grant of Plan-Based Awards table. See Instruction 8 to Item 402(d) of Regulation S-K. For further guidance, please consider Questions 119.24 and 120.01 in our Compliance and Disclosure Interpretations (Regulation S-K).

- Please confirm to us your understanding that if you comply with the bullet points above, your proposed method of reporting the awards under the SIP when such awards have been earned after the end of fiscal year 2013, as described in the last paragraph of your response to comment 1, is unnecessary.

2. We note your response to comment 2. When the performance goal for each fiscal year is set at the start of such fiscal year, rather than the start of the performance period, you should treat the date on which such performance goal is set to be a new grant date. For guidance, please consider Question 120.06 in our Compliance and Disclosure Interpretations (Regulation S-K). Please confirm to us your understanding of this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director